Exhibit 99.1

LexinFintech Holdings Ltd. Reports Second Quarter 2022

Unaudited Financial Results

SHENZHEN, China, August 16, 2022 (GLOBE NEWSWIRE) -- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online and offline consumption platform and a technology-driven service provider in China, today announced its unaudited financial results for the quarter ended June 30, 2022.

“We are pleased to see that our second quarter 2022 performance has been improved compared with the previous one. Operating revenue increased by 40.9% quarter over quarter while loan origination reached RMB49.1 billion, delivered a 13.9% quarter over quarter growth”, said Jay Wenjie Xiao, Lexin's Chairman and Chief Executive Officer, “We are committed to strengthening our unique eco system that is centered around financial institution partners and committed consumers that we have been serving for years, as well as our technology-driven risk assessment capabilities.”

“Our all-around financial performance is gaining positive momentum with net profit increased by 105.5% quarter over quarter, overcoming external uncertainties.” said Ms. Sunny Rui Sun, Lexin’s Chief Financial Officer. “We stay on course in continuously investing in technology and top talents, while strengthening operational efficiencies for the rest of the year.”

Second Quarter 2022 Operational Highlights:

•
Total number of registered users reached 178 million as of June 30, 2022, representing an increase of 23.5% from 144 million as of June 30, 2021, and users with credit line reached 38.9 million as of June 30, 2022, up by 18.0% from 32.9 million as of June 30, 2021.
•
As of June 30, 2022, we cumulatively originated RMB751 billion in loans, an increase of 34.3% from RMB560 billion a year ago.

User Base

•
Number of active users1 who used our loan products in the second quarter of 2022 was 6.1 million, representing a decrease of 27.6% from 8.4 million in the second quarter of 2021.
•
Number of new active users who used our loan products in the second quarter of 2022 was 0.9 million, representing a decrease of 50.2% from 1.7 million in the second quarter of 2021.

Loan Facilitation Business

•
Total loan originations2 in the second quarter of 2022 was RMB49.1 billion, a decrease of 18.9% from RMB60.6 billion in the second quarter of 2021.
•
Total outstanding principal balance of loans2 reached RMB86.6 billion as of June 30, 2022, representing a decrease of 4.3% from RMB90.5 billion as of June 30, 2021.
•
Lexin has continued to expand financing services for small and micro business owners. In the second quarter, loan originations for small and micro business owners reached RMB5.4 billion.
•
Number of orders placed on our platform in the second quarter of 2022 was 38.5 million, representing a decrease of 52.6% from 81.2 million in the second quarter of 2021.

Credit Performance

•
90 day+ delinquency ratio was 2.63% as of June 30, 2022.
•
First payment default rate (30 day+) for new loan originations was below 1% as of June 30, 2022.

Technology-Driven Platform Services

•
In the second quarter of 2022, we had served over 100 business customers with our technology-driven platform services.
•
In the second quarter of 2022, our business customer retention rate3 of technology-driven platform services was over 85%.

New Consumption-Driven, Location-Based Services

•
The GMV4 in the second quarter of 2022 amounted to RMB1,105 million, representing an increase of 35.5% from RMB816 million in the second quarter of 2021.
•
In the second quarter of 2022, we served over 370,000 users and 2,600 merchants under new consumption-driven, location-based services.

Other Operational Highlights

•
The weighted average tenor of loans originated on our platform in the second quarter of 2022 was approximately 12.8 months, representing an increase from 11.6 months in the second quarter of 2021. The nominal APR5 was 14.8% for the second quarter of 2022, representing a decrease from 15.5% in the second quarter of 2021.

Second Quarter 2022 Financial Highlights:

•
Total operating revenue was RMB2,413 million, representing a decrease of 26.2% from the second quarter of 2021.
•
Revenue from new consumption-driven, location-based services was RMB538 million, representing an increase of 32.2% from the second quarter of 2021. Cost of sales from new consumption-driven, location-based services was RMB551 million, representing an increase of 29.1% from in the second quarter of 2021. Gross margin from new consumption-driven, location-based services was negative RMB13.0 million, which was 34.3% smaller than the negative amount of RMB 19.7 million in the second quarter of 2021.
•
Net income attributable to ordinary shareholders of the Company was RMB165 million, representing a decrease of 79.0% from the second quarter of 2021. Net income per ADS attributable to ordinary shareholders of the Company was RMB0.88 on a fully diluted basis.
•
Adjusted net income attributable to ordinary shareholders of the Company6 was RMB208 million, representing a decrease of 75.5% from the second quarter of 2021. Adjusted net income per ADS attributable to ordinary shareholders of the Company6 was RMB1.04 on a fully diluted basis.

__________________________

1.
Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using credit line granted by us.
2.
Originations of loans and outstanding principal balance represent the origination and outstanding principal balance of both on- and off-balance sheet loans.
3.
Customer retention rate refers to the number of financial institution customers and partners who repurchase our service in the current quarter as a percentage of total number of financial institution customers and partners in the preceding quarter.
4.
GMV refers to the total value of transactions completed for products purchased on our e-commerce and Maiya channel, net of returns.
5.
Nominal APR refers to all-in interest costs and fees to the borrower over the net proceeds received by the borrower as a percentage of the total loan originations of both on- and off-balance sheet loans.
6.
Adjusted net income attributable to ordinary shareholders of the Company, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Second Quarter 2022 Financial Results:

Operating revenue decreased by 26.2% from RMB3,269 million in the second quarter of 2021 to RMB2,413 million in the second quarter of 2022.

Revenue from new consumption-driven, location-based services increased by 32.2% from RMB407 million in the second quarter of 2021 to RMB538 million in the second quarter of 2022. The increase was primarily driven by the increase in transaction volume in the second quarter of 2022.

Revenue from technology-driven platform services decreased by 33.2% from RMB653 million in the second quarter of 2021 to RMB436 million in the second quarter of 2022. The decrease was primarily due to the decrease from profit-sharing model service within technology-driven platform services in the second quarter of 2022.

Revenue from credit-driven platform services decreased by 34.9% from RMB2,208 million in the second quarter of 2021 to RMB1,438 million in the second quarter of 2022. The decrease was primarily due to the decrease of loan facilitation and servicing fees-credit oriented and partially offset by the increase of interest and financial services income and other revenues and guarantee income.

Loan facilitation and servicing fees-credit oriented decreased by 58.1% from RMB1,595 million in the second quarter of 2021 to RMB667 million in the second quarter of 2022. The decrease was primarily due to the decrease in the nominal APR and the increase of guarantee obligation, which resulted in the decrease in considerations for revenue recognition.

Interest and financial services income and other revenues increased by 17.4% from RMB410 million in the second quarter of 2021 to RMB481 million in the second quarter of 2022. The increase was primarily driven by the increase in the origination of on-balance sheet loans in the second quarter of 2022.

Guarantee income increased by 42.3% from RMB204 million in the second quarter of 2021 to RMB290 million in the second quarter of 2022. The increase was primarily driven by the increase of loan origination and the increase of outstanding balances of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Cost of sales increased by 29.1% from RMB427 million in the second quarter of 2021 to RMB551 million in the second quarter of 2022, which was consistent with the increase of new consumption-driven revenue.

Funding cost increased by 3.5% from RMB124 million in the second quarter of 2021 to RMB128 million in the second quarter of 2022, which was consistent with the increase of the interest and financial services income and other revenues.

Processing and servicing costs was RMB474 million in the second quarter of 2022, as compared to RMB470 million in the second quarter of 2021.

Provision for credit losses of financing and interest receivables was RMB119 million in the second quarter of 2022, as compared to RMB112 million in the second quarter of 2021. The credit losses have reflected the most recent performance in relation to the Company’s on-balance sheet loans and that the Company has continued to implement prudent credit assessment and risk management policies and procedures.

Provision for credit losses of contract assets and receivables decreased by 6.9% from RMB140 million in the second quarter of 2021 to RMB130 million in the second quarter of 2022. The decrease was primarily driven by the decrease in the balance of contract assets as of June 30, 2022.

Provision for credit losses of contingent liabilities of guarantee increased by 12.5% from RMB335 million in the second quarter of 2021 to RMB377 million in the second quarter of 2022. The increase was primarily due to the increase of outstanding balances of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit decreased by 61.9% from RMB1,661 million in the second quarter of 2021 to RMB633 million in the second quarter of 2022.

Sales and marketing expenses decreased by 3.5% from RMB495 million in the second quarter of 2021 to RMB477 million in the second quarter of 2022. The decrease was primarily driven by a decrease in online advertising cost, partially offset by an increase in salaries and personnel related costs.

Research and development expenses increased by 18.5% from RMB130 million in the second quarter of 2021 to RMB155 million in the second quarter of 2022. The increase was primarily due to an increase in salaries and personnel related costs.

General and administrative expenses decreased by 6.4% from RMB121 million in the second quarter of 2021 to RMB113 million in the second quarter of 2022. The decrease was primarily driven by a decrease in salaries and personnel related costs.

Change in fair value of financial guarantee derivatives and loans at fair value was a gain of RMB305 million in the second quarter of 2022, as compared to a loss of RMB1.4 million in the second quarter of 2021. The change in fair value was primarily driven by the fair value gains realized, as a result of the release of guarantee obligation, along with the decrease in the balances of the underlying outstanding off-balance sheet loans as of June 30, 2022.

Income tax expense decreased by 73.4% from RMB151 million in the second quarter of 2021 to RMB40.1 million in the second quarter of 2022. The decrease of the income tax expense was consistent with the decrease of the taxable income in the second quarter of 2022.

Net income decreased by 78.7% from RMB787 million in the second quarter of 2021 to RMB167 million in second quarter of 2022.

Recent Developments

US$50 Million Share Repurchase Program

On March 16, 2022, the Company’s board of directors authorized a share repurchase programs under which the Company could repurchase up to an aggregate of US$ 50 million of its shares/ADSs during the specific period. As of June 30, 2022, the Company had repurchased approximately 13 million ADSs for approximately US$31 million under this repurchase program.

Share Purchase Program by Senior Management

On December 1, 2021, the Company announced that members of its senior management had informed the Company that they planned to use their personal funds to purchase up to US$10 million of the Company’s ADSs within the next 6 months pursuant and subject to applicable laws and the Company’s securities trading policy.

As of June 30, 2022, led by Chairman and Chief Executive Officer Jay Wenjie Xiao, senior members of the management had purchased approximately US$6 million worth of ADSs under this program.

Conference Call

The Company’s management will host an earnings conference call at 9:30 PM U.S. Eastern time on August 16, 2022 (9:30 AM Beijing/Hong Kong time on August 17, 2022).

Participants who wish to join the conference call should register online at:

https://register.vevent.com/register/BI1f808c02f0794b9dbfaff7c6eb3c7a92

Once registration is completed, each participant will receive the dial-in number and a unique access PIN for the conference call.

Participants joining the conference call should dial in at least 10 minutes before the scheduled start time.

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexin.com.

About LexinFintech Holdings Ltd.

Lexin is a leading online and offline consumption platform and a technology-driven service provider in China. Established in 2013, the Company leverages its profound understanding of consumers in China and the valuable experience of partnering with hundreds of financial institutions over the years, as well as its advanced technological capabilities, to connect fast-growing new generation consumers and small and micro enterprise owners with well-established national and regional funding partners.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income attributable to ordinary shareholders of the Company, non-GAAP EBIT, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income attributable to ordinary shareholders of the Company as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses, interest expense associated with convertible notes, and investment (loss)/income and we define non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses, interest expense, net, and investment (loss)/income .

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted net income attributable to ordinary shareholders of the Company enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, and investment (loss)/income. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses, interest expense, net, and investment (loss)/income. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense, interest expense, net, and investment (loss)/income have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling each of the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6981 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2022. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Echo Yan

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: echoyan@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2021	June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,664,132	2,060,690	307,653
Restricted cash	1,305,435	1,619,930	241,849
Restricted time deposits	1,745,898	1,303,934	194,672
Short-term financing receivables, net of allowance for credit losses of RMB307,341 and RMB129,647 as of December 31, 2021 and June 30, 2022, respectively	3,772,975	5,402,992	806,645
Loans at fair value	252,970	271,552	40,542
Accrued interest receivable, net of allowance for credit losses of RMB1,367 and RMB1,737 as of December 31, 2021 and June 30, 2022, respectively	53,513	77,037	11,501
Prepaid expenses and other current assets	941,150	931,480	139,066
Amounts due from related parties	6,337	6,641	991
Deposits to insurance companies and guarantee companies	1,378,489	1,790,265	267,280
Short-term guarantee receivables, net of allowance for credit losses of RMB21,006 and RMB36,295 as of December 31, 2021 and June 30, 2022, respectively	543,949	677,396	101,133
Short-term contract assets and service fees receivable, net of allowance for credit losses of RMB187,261 and RMB133,842 as of December 31, 2021 and June 30, 2022, respectively	3,942,700	2,911,048	434,608
Inventories, net	47,816	67,281	10,045
Total current assets	16,655,364	17,120,246	2,555,985
Non‑current assets
Restricted cash	149,247	173,837	25,953
Long‑term financing receivables, net of allowance for credit losses of RMB19,523 and RMB11,200 as of December 31, 2021 and June 30, 2022, respectively	241,127	470,145	70,191
Long-term guarantee receivables, net of allowance for credit losses of RMB4,061 and RMB7,323 as of December 31, 2021 and June 30, 2022, respectively	101,562	133,663	19,955
Long-term contract assets and service fees receivable, net of allowance for credit losses of RMB34,973 and RMB26,491 as of December 31, 2021 and June 30, 2022, respectively	244,672	259,322	38,716
Property, equipment and software, net	195,330	216,752	32,360
Land use rights, net	966,067	948,867	141,662
Long‑term investments	469,064	473,849	70,744
Deferred tax assets	1,176,878	1,345,653	200,901
Other assets	826,883	921,235	137,537
Total non‑current assets	4,370,830	4,943,323	738,019
TOTAL ASSETS	21,026,194	22,063,569	3,294,004

LIABILITIES
Current liabilities
Accounts payable	15,705	60,376	9,014
Amounts due to related parties	23,102	5,574	832
Short‑term borrowings	1,799,741	1,270,739	189,716
Short‑term funding debts	3,101,381	3,394,577	506,797
Accrued interest payable	24,851	12,301	1,836
Deferred guarantee income	419,843	592,625	88,477
Contingent guarantee liabilities	928,840	843,588	125,944
Accrued expenses and other current liabilities	3,873,657	3,334,080	497,765
Total current liabilities	10,187,120	9,513,860	1,420,381
Non‑current liabilities
Long‑term funding debts	696,852	2,177,240	325,053
Deferred tax liabilities	54,335	92,609	13,826
Convertible notes	1,882,689	1,985,144	296,374
Other long-term liabilities	137,389	119,867	17,896
Total non‑current liabilities	2,771,265	4,374,860	653,149
TOTAL LIABILITIES	12,958,385	13,888,720	2,073,530
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares	180	190	29
Class B Ordinary Shares	57	47	8
Treasury stock	-	(201,163)	(30,033)
Additional paid‑in capital	2,918,993	3,003,503	448,411
Statutory reserves	901,322	901,322	134,564
Accumulated other comprehensive income	11,273	(8,334)	(1,244)
Retained earnings	4,195,791	4,438,665	662,675
Non-controlling interests	40,193	40,619	6,064
TOTAL SHAREHOLDERS’ EQUITY	8,067,809	8,174,849	1,220,474
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,026,194	22,063,569	3,294,004

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands, except for share and per share data)	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
New Consumption-Driven, Location-Based Services (1)	407,280	538,413	80,383	838,986	857,085	127,959
Technology-Driven Platform Services (1)	653,463	436,194	65,122	1,328,334	933,475	139,364
Credit-Driven Platform Services (1)	2,208,093	1,438,223	214,721	4,045,199	2,334,648	348,554
Loan facilitation and servicing fees- credit oriented (1)	1,594,835	667,446	99,647	2,655,255	923,185	137,828
Interest and financial services income and other revenues (1)	409,663	481,013	71,813	951,300	867,787	129,557
Guarantee income (1)	203,595	289,764	43,261	438,644	543,676	81,169
Total operating revenue	3,268,836	2,412,830	360,226	6,212,519	4,125,208	615,877
Operating cost:
Cost of sales	(426,991)	(551,367)	(82,317)	(860,460)	(879,580)	(131,318)
Funding cost	(123,620)	(127,896)	(19,094)	(253,380)	(222,149)	(33,166)
Processing and servicing cost	(469,917)	(473,631)	(70,711)	(866,633)	(936,096)	(139,755)
Provision for credit losses of financing and interest receivables	(111,635)	(119,219)	(17,799)	(283,633)	(164,748)	(24,596)
Provision for credit losses of contract assets and receivables	(139,698)	(130,017)	(19,411)	(358,635)	(201,218)	(30,041)
Provision for credit losses of contingent liabilities of guarantee	(335,499)	(377,424)	(56,348)	(559,284)	(627,316)	(93,656)
Total operating cost	(1,607,360)	(1,779,554)	(265,680)	(3,182,025)	(3,031,107)	(452,532)
Gross profit	1,661,476	633,276	94,546	3,030,494	1,094,101	163,345
Operating expenses:
Sales and marketing expenses	(494,814)	(477,453)	(71,282)	(840,318)	(837,897)	(125,095)
Research and development expenses	(130,447)	(154,529)	(23,071)	(254,654)	(307,035)	(45,839)
General and administrative expenses	(120,849)	(113,127)	(16,889)	(251,950)	(230,124)	(34,357)
Total operating expenses	(746,110)	(745,109)	(111,242)	(1,346,922)	(1,375,056)	(205,291)
Change in fair value of financial guarantee derivatives and loans at fair value	(1,362)	304,552	45,468	74,399	567,420	84,714
Interest expense, net	(16,661)	(15,942)	(2,380)	(36,350)	(31,247)	(4,665)
Investment (loss)/ income	(2,208)	6,132	915	(2,397)	7,506	1,121
Other, net	42,586	24,674	3,684	60,835	45,719	6,826
Income before income tax expense	937,721	207,583	30,991	1,780,059	308,443	46,050
Income tax expense	(151,059)	(40,133)	(5,992)	(282,316)	(59,510)	(8,885)
Net income	786,662	167,450	24,999	1,497,743	248,933	37,165
Less: net income attributable to non-controlling interests	505	2,675	399	47	6,059	905
Net income attributable to ordinary shareholders of the Company	786,157	164,775	24,600	1,497,696	242,874	36,260

Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	2.13	0.46	0.07	4.07	0.69	0.10
Diluted	1.91	0.44	0.07	3.65	0.67	0.10

Net income per ADS attributable to ordinary shareholders of the Company
Basic	4.27	0.92	0.14	8.13	1.37	0.20
Diluted	3.82	0.88	0.13	7.30	1.33	0.20

Weighted average ordinary shares outstanding
Basic	368,245,622	357,773,159	357,773,159	368,257,243	354,109,101	354,109,101
Diluted	417,056,948	402,495,145	402,495,145	416,277,840	398,901,944	398,901,944

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(1) Starting from the first quarter of 2022, we report our revenue streams in three categories - new consumption-driven, location-based services, technology-driven platform services, and credit-driven platform services, to provide more relevant and updated information. We also revised the revenue presentation in comparative periods to conform to the current classification.

In providing new consumption-driven, location-based services, we provide platform and services for merchants, shopping malls, and brands to conduct sales and marketing, with the goal to drive transaction volume, for which we charge a service fee. Revenue earned from the online direct sales and services is recognized under new consumption-driven, location-based services, which was previously reported as “Online direct sales” and “Other services” within “Online direct sales and services income” before the change of presentation.

In providing technology-driven platform services, we offer a comprehensive set of services to our customers that enable them to increase revenues, manage financial risks, improve operating efficiency, improve service quality, enhance collections, and reduce overall costs. Revenue earned from platform-based services, membership services and other services is reported as one combined financial statement line item under “Technology-driven platform services.” The membership fees and other services revenue were previously reported as “Membership services” and “Other services” within “Online direct sales and services income” before the change of presentation.

The revenue earned from credit-oriented services is recognized under credit-driven platform services, which includes “Loan facilitation and servicing fees-credit oriented,” “Interest and financial services income and other revenues,” and “Guarantee income.”

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands)	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net income	786,662	167,450	24,999	1,497,743	248,933	37,165
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	5,304	(20,615)	(3,078)	3,233	(19,607)	(2,927)
Total comprehensive income	791,966	146,835	21,921	1,500,976	229,326	34,238
Less: net income attributable to non-controlling interests	505	2,675	399	47	6,059	905
Total comprehensive income attributable to ordinary shareholders of the Company	791,461	144,160	21,522	1,500,929	223,267	33,333

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands, except for share and per share data)	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted net income attributable to ordinary shareholders of the Company to Net income attributable to ordinary shareholders of the Company
Net income attributable to ordinary shareholders of the Company	786,157	164,775	24,600	1,497,696	242,874	36,260
Add: Share-based compensation expenses	43,969	38,250	5,710	92,482	79,818	11,917
Interest expense associated with convertible notes	11,166	11,471	1,713	22,300	22,410	3,346
Investment loss/(income)	2,208	(6,132)	(915)	2,397	(7,506)	(1,121)
Tax effects on Non-GAAP adjustments (2)	7,151	-	-	7,151	-	-
Adjusted net income attributable to ordinary shareholders of the Company	850,652	208,364	31,108	1,622,026	337,596	50,402

Adjusted net income per ordinary share attributable to ordinary shareholders of the Company
Basic	2.31	0.58	0.09	4.40	0.95	0.14
Diluted	2.04	0.52	0.08	3.90	0.85	0.13

Adjusted net income per ADS attributable to ordinary shareholders of the Company
Basic	4.62	1.16	0.17	8.81	1.91	0.28
Diluted	4.08	1.04	0.15	7.79	1.69	0.25

Weighted average number of ordinary shares outstanding attributable to ordinary shareholders of the Company
Basic	368,245,622	357,773,159	357,773,159	368,257,243	354,109,101	354,109,101
Diluted	417,056,948	402,495,145	402,495,145	416,277,840	398,901,944	398,901,944

__________________________

(2) To exclude the tax effects related to the investment loss/(income)

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands)	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net income
Net income	786,662	167,450	24,999	1,497,743	248,933	37,165
Add: Income tax expense	151,059	40,133	5,992	282,316	59,510	8,885
Share-based compensation expenses	43,969	38,250	5,710	92,482	79,818	11,917
Interest expense, net	16,661	15,942	2,380	36,350	31,247	4,665
Investment loss/(income)	2,208	(6,132)	(915)	2,397	(7,506)	(1,121)
Non-GAAP EBIT	1,000,559	255,643	38,166	1,911,288	412,002	61,511

Additional Credit Information

Vintage Charge Off Curve

8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
1st_co_month
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